March 13, 2024

Securities and Exchange Commission

Division of Corporation Finance

100 F St, N.E.

Washington, DC 20549

Re: Withdrawal of Offering Statement on Form 1-A (File No. 024-12377)

To Whom It May Concern:

Pursuant to Rule 259 of Regulation A promulgated pursuant to the Securities Act of 1933, as amended, DeepPower, Inc., (the “Company”) respectfully requests the withdrawal of its Offering Statement on Form 1-A (File No. 024-12377), together with all amendments exhibits thereto (collectively, the “Offering Statement”), first filed with the Securities and Exchange Commission (the “Commission”) on December 21, 2023. The Offering Statement relates to the proposed public offering of the Company’s Common Stock (the “Common Stock”).

The Company is requesting the consent of the Commission to withdraw the Offering Statement because the Company has determined it is not in the best interest of the Company to continue at this time. The Offering Statement has not yet been qualified by the SEC and no Common Stock has been sold in this offering.

Accordingly, the Company respectfully requests that the Commission issue an order granting the withdrawal of the Offering Statement effective as of the date hereof or at the earliest practicable date hereafter.

Sincerely,

/s/ Andrew Van Noy
Andrew Van Noy
Chief Executive Officer and Director
DeepPower, Inc.